UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

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Filed by a Party other than the Registrant   ☒

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☒           Preliminary Proxy Statement

☐           Confidential, for Use of the Commission Only (as permitted by Rule14a-6(e)(2))

☐           Definitive Proxy Statement

☐          Definitive Additional Materials

☐           Soliciting Material Under Rule 14a-12

DSP GROUP, INC.
(Name of Registrant as Specified in Its Charter)

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
STARBOARD VALUE AND OPPORTUNITY S LLC
STARBOARD VALUE LP
STARBOARD VALUE GP LLC
STARBOARD PRINCIPAL CO LP
STARBOARD PRINCIPAL CO GP LLC
JEFFREY C. SMITH
MARK R. MITCHELL
PETER A. FELD
MICHAEL BORNAK
NORMAN J. RICE, III
NORMAN P. TAFFE

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 23, 2013

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

___________________, 2013

Dear Fellow DSPG Stockholder:

Starboard Value and Opportunity Master Fund Ltd (“Starboard V&O Fund”) and the other participants in this solicitation (collectively, “Starboard” or “we”) are the beneficial owners of an aggregate of 2,222,079 shares of common stock, par value $0.001 per share (the “Common Stock”), of DSP Group, Inc., a Delaware corporation (“DSPG” or the “Company”), representing approximately 10.1% of the outstanding shares of Common Stock.  We have nominated a slate of highly qualified director candidates for election to the Company’s board of directors (the “Board”) at the Company’s upcoming 2013 Annual Meeting of Stockholders (the “Annual Meeting”).  We did so because we believe that the current Board has failed to represent the best interests of stockholders and because we believe that the individuals we have nominated are highly qualified, capable and ready to serve stockholders to help make DSPG a stronger, more profitable, and ultimately, more valuable company.

Starboard is an investment management firm that seeks to invest in undervalued and underperforming public companies.  Our approach to such investments is to actively engage and work closely with management teams and boards of directors in a constructive manner to identify and execute on opportunities to unlock value for the benefit of all stockholders.  Starboard has established a strong track record of creating stockholder value at many public companies for more than ten years.

Since reaching a settlement with DSPG on April 4, 2012, (the “2012 Settlement”), pursuant to which two highly qualified candidates we recommended, Kenneth H. Traub and Thomas Lacey, were elected to the Board, we have continued to communicate our views to the Board regarding how best to maximize stockholder value.  We seriously question whether the Company entered into the 2012 Settlement in good-faith since, as we understand, Messrs. Traub and Lacey have not been appointed to any Board committees since joining the Board in May 2012, and despite their objections, the Company included in its Annual Report on Form 10-K for the year ended December 31, 2012 a risk factor impugning the independence of Messrs. Traub and Lacey and accusing Starboard of acting against the best interests of the Company and its stockholders.  In addition, the Board has neither improved on numerous poor corporate governance practices at DSPG, nor taken the other actions that we believe necessary to maximize value for stockholders.  It has become clear to us that the Board, as currently constituted, does not intend to take these actions.  We have therefore been left with little choice but to seek additional Board representation.

We believe significant representation on the Board is required at this juncture.  We are therefore seeking your support at the Annual Meeting to elect three director candidates in order to ensure that the interests of stockholders, the true owners of the Company, are appropriately represented in the boardroom at all times.  These director candidates are committed to (i) more proactively addressing opportunities to enhance stockholder value and (ii) seeking to expand the Company’s current exploration of strategic alternatives that could maximize stockholder value, including a sale of the entire Company.

The Company has a classified Board, which is currently divided into three classes.  We believe that the terms of three directors currently serving on the Board will expire at the Annual Meeting, and are seeking your support at the Annual Meeting to elect our nominees in opposition to the Company’s nominees for terms ending in 2016.  Your vote to elect our nominees will have the legal effect of replacing the three incumbent directors with our nominees.  Starboard believes that any attempt to decrease the size of the current Board or the number of directors up for election at the Annual Meeting would constitute an improper manipulation of the Company’s corporate machinery.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed WHITE proxy card today.  The attached Proxy Statement and the enclosed WHITE proxy card are first being furnished to the stockholders on or about ____________, 2013.

If you have already voted for the incumbent management slate, you have every right to change your vote by signing, dating and returning a later dated proxy or by voting in person at the Annual Meeting.

If you have any questions or require any assistance with your vote, please contact Okapi Partners LLC, which is assisting us, at its address and toll-free numbers listed below.

Thank you for your support.

Jeffrey C. Smith
Starboard Value and Opportunity Master Fund Ltd

If you have any questions, require assistance in voting your WHITE proxy card, or need additional copies of Starboard’s proxy materials,
please contact Okapi Partners at the phone numbers or email listed below.

OKAPI PARTNERS LLC
437 Madison Avenue, 28th Floor
New York, N.Y. 10022
(212) 297-0720
Stockholders Call Toll-Free at: 877-869-0171
E-mail: info@okapipartners.com

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 23, 2013

2013 ANNUAL MEETING OF STOCKHOLDERS
OF
DSP GROUP, INC.
_________________________

PROXY STATEMENT
OF
STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE PROXY CARD TODAY

Starboard Value and Opportunity Master Fund Ltd (“Starboard V&O Fund”), Starboard Value and Opportunity S LLC (“Starboard LLC”), Starboard Value LP (“Starboard Value LP”), Starboard Value GP LLC (“Starboard Value GP”), Starboard Principal Co LP (“Principal Co”), Starboard Principal Co GP LLC (“Principal GP”), Jeffrey C. Smith, Mark R. Mitchell, and Peter A. Feld (collectively, “Starboard” or “we”) are significant stockholders of DSP Group, Inc., a Delaware corporation (“DSPG” or the “Company”), owning approximately 10.1% of the outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), of the Company.  We are seeking additional representation on the Board of Directors of the Company (the “Board”) because we believe that the Board as currently constituted will not take actions that we believe necessary to maximize value for stockholders.  We believe that the Board could be improved with directors who have strong, relevant backgrounds and who are committed to fully exploring all opportunities to unlock stockholder value.  We are seeking your support at the Company’s 2013 Annual Meeting of Stockholders scheduled to be held at the Le Parker Meridien, New York 119 W. 56th St., New York City, New York, on Monday, June 10, 2013, at 10:00 a.m., local time (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”), for the following:

1.
To elect Starboard V&O Fund’s director nominees, Michael Bornak, Norman J. Rice, III, and Norman P. Taffe, (each a “Nominee” and, collectively, the “Nominees”) to serve as Class I directors of the Company to hold office until the 2016 Annual Meeting of Stockholders and until their respective successors have been duly elected and qualified;

2.
To approve an amendment and restatement to the Company’s 1993 Employee Stock Purchase Plan to increase the number of shares of common stock reserved for issuance thereunder from 3,300,000 shares to 3,800,000 shares;

3.
To approve an amendment and restatement to the Company’s 2012 Equity Incentive Plan to increase the number of shares of common stock reserved for issuance thereunder from 350,000 shares to 1,450,000 shares;

4.	To ratify the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the year ending December 31, 2013;

5.	To hold an advisory vote to approve the Company’s named executive officer compensation (the “Say-on-Pay Proposal”);

6.
To approve an adjournment or postponement of the Annual Meeting, if necessary, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the Annual Meeting to adopt and approve proposals 1 through 5 set forth above (the “Adjournment Proposal”); and

7.	To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

This Proxy Statement is soliciting proxies to elect only our Nominees.  Accordingly, the enclosed WHITE proxy card may only be voted for our Nominees and does not confer voting power with respect to any of the Company’s director nominees.  See “Voting and Proxy Procedures” on page 22 for additional information.  You can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company.  Stockholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications and other information concerning the Company’s nominees .

As of the date hereof, the members of Starboard and the Nominees collectively own 2,222,079 shares of Common Stock (the “Starboard Group Shares”).  We intend to vote the Starboard Group Shares FOR the election of the Nominees, AGAINST the approval of the amendment and restatement to the Company’s 1993 Employee Stock Purchase Plan (the “1993 Employee Stock Purchase Plan”), AGAINST the approval of the amendment and restatement to the Company’s 2012 Equity Incentive Plan (the “2012 Equity Incentive Plan”), FOR the ratification of the appointment of Kost Forer Gabbay & Kasierer as the Company’s independent auditors for the fiscal year ending December 31, 2013, in a manner consistent with the recommendation of Institutional Shareholder Services Inc. (“ISS”), a leading proxy advisory firm, with respect to the Say-on-Pay Proposal, and AGAINST the Adjournment Proposal, as described herein.  While we currently intend to vote the Starboard Group Shares in favor of the election of the Nominees, we reserve the right to vote some or all of the Starboard Group Shares for some or all of the Company’s director nominees, as we see fit, in order to achieve a Board composition that we believe is in the best interest of all stockholders.  We would only vote some or all of the Starboard Group Shares for some or all of the Company’s director nominees in the event it becomes apparent to us, based on the projected voting results at such time, that less than all of the Nominees would be elected at the Annual Meeting and that by voting the Starboard Group Shares we could help elect the Company nominees that we believe are the most qualified to serve as directors and thus help achieve a Board composition that we believe is in the best interest of all stockholders.  Stockholders should understand, however, that all shares of Common Stock represented by the enclosed WHITE proxy card will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted in accordance with Starboard’s recommendations specified herein and in accordance with the discretion of the persons named on the WHITE proxy card with respect to any other matters that may be voted upon at the Annual Meeting consistent with Rule 14a-4(c)(3) promulgated under the Securities Exchange Act of 1934.

The Company has set the close of business on April 16, 2013 as the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”).  The mailing address of the principal executive offices of the Company is 2580 North First Street, Suite 460, San Jose, California 95131.  Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.  According to the Company, as of the Record Date, there were 21,953,563 shares of Common Stock outstanding.

THIS SOLICITATION IS BEING MADE BY STARBOARD AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY.  WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT.  SHOULD OTHER MATTERS, WHICH STARBOARD IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED WHITE PROXY CARD WILL VOTE ON SUCH MATTERS IN OUR DISCRETION.

STARBOARD URGES YOU TO SIGN, DATE AND RETURN THE WHITE PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED WHITE PROXY CARD.  THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.  ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and our WHITE proxy card are available at
http://www.myproxyonline.com/DSPGroup
______________________________

IMPORTANT

Your vote is important, no matter how few shares of Common Stock you own.  Starboard urges you to sign, date, and return the enclosed WHITE proxy card today to vote FOR the election of the Nominees and in accordance with Starboard’s recommendations on the other proposals on the agenda for the Annual Meeting.

•
If your shares of Common Stock are registered in your own name, please sign and date the enclosed WHITE proxy card and return it to Starboard, c/o Okapi Partners LLC (“Okapi Partners”) in the enclosed postage-paid envelope today.

•
If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a WHITE voting form, are being forwarded to you by your broker or bank.  As a beneficial owner, you must instruct your broker, trustee or other representative how to vote.  Your broker cannot vote your shares of Common Stock on your behalf without your instructions.

•
Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company.  Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us.  Remember, you can vote for our three Nominees only on our WHITE proxy card.  So please make certain that the latest dated proxy card you return is the WHITE proxy card.

OKAPI PARTNERS LLC 437 Madison Avenue, 28th Floor New York, N.Y. 10022 (212) 297-0720 Stockholders Call Toll-Free at: 877-869-0171 E-mail: info@okapipartners.com

Background to the Solicitation

The following is a chronology of material events leading up to this proxy solicitation:

•	On June 20, 2011, Starboard filed a Schedule 13D with the Securities and Exchange Commission (the “SEC”) disclosing ownership of 6.0% of DSPG’s Common Stock.

On August 8, 2011, Starboard met with Ofer Elyakim, the Company’s Chief Executive Officer, at Starboard’s offices in New York.  During this meeting, Starboard discussed the Company’s business fundamentals and expressed views on how to unlock stockholder value.

•
On August 22, 2011, Starboard delivered a letter to Mr. Elyakim and to the members of the Board, and issued a press release including the full text of the letter.  In the letter, Starboard expressed its belief that the Company’s common stock is deeply undervalued and that significant opportunities exist to improve stockholder value based on management and the Board’s taking certain actions in accordance with the recommendations set forth in the letter.  Starboard also expressed its belief that the core issue facing DSPG is excessive spending in pursuit of non-core growth initiatives that have failed to produce expected revenue growth and that have, in turn, severely impacted the Issuer’s profitability.  In the letter, Starboard urged the Company to immediately reduce spending on certain non-core growth initiatives in order to significantly improve profitability as well as hire a reputable investment bank to explore strategic alternatives to maximize value for stockholders.  Finally, Starboard stated its discontent with the Board’s decision to implement a shareholder rights agreement, or “poison pill”, with a 10% triggering threshold and called on the Board to redeem the poison pill as a matter of good corporate governance.  Starboard also filed an amendment to its Schedule 13D with the SEC disclosing ownership of 9.1% of DSPG’s Common Stock and its delivery of the letter.

•	On August 23, 2011, the Company delivered a private letter to Starboard acknowledging receipt of and issued a press release responding to Starboard’s letter delivered on August 22, 2011.

•
On December 9, 2011, Starboard had a conference call with DSPG’s Chairman, Eli Ayalon.  During this call, Starboard discussed the Company’s business fundamentals and expressed views on how to unlock stockholder value.

•
On December 14, 2011, January 4, 2012 and February 9, 2012, Starboard met with Messrs. Elyakim and/or Ayalon in person at Starboard’s or the Company’s offices.  During these meetings, Starboard discussed the Company’s business fundamentals and expressed views on how to unlock stockholder value.

•
On February 13, 2012, DSPG agreed to extend the deadline for Starboard’s nomination of director candidates for election at the Company’s 2012 annual meeting of stockholders (the “2012 Annual Meeting”) until five business days after Starboard’s receipt of notification from DSPG that discussions regarding a potential settlement have broken down.

•	Between February 14, 2012 and April 3, 2012, DSPG and Starboard continued to discuss the terms of a potential settlement.

•	On April 3, 2012, DSPG amended its Bylaws (the “Bylaws”) to increase the size of the Board from eight to nine members.

•
On April 4, 2012, Starboard and DSPG entered into a Settlement Agreement (the “Settlement Agreement”).  Pursuant to the terms of the Settlement Agreement, DSPG agreed, among other things, (i) to increase the size of the Board from eight to nine members, effective as of the 2012 Annual Meeting, (ii) to nominate Kenneth H. Traub and Thomas Lacey for election to the Board as Class III directors at the 2012 Annual Meeting, (iii) to allow Starboard to recommend substitute directors in the event either of Messrs. Traub or Lacey is unable to serve as a director, resigns or is removed as a director prior to the Annual Meeting, as long as Starboard continues to meet certain beneficial ownership requirements, (iv) to cause Dr. Reuven Regev, a Class III director, to stand for re-election at the 2012 Annual Meeting for a term to expire at the Annual Meeting and (v) to use reasonable best efforts to report the Company’s financial results, including revenue and profitability, across at least two of its business segments, including Home and Enterprise.  Under the Settlement Agreement Starboard agreed to abide by certain “standstill provisions,” including making public statements about DSPG or nominating director candidates, until the earlier of 10 business days prior to the deadline for the submission of stockholder nominations for the Annual Meeting or the date that is 100 days prior to the first anniversary of the 2012 Annual Meeting.

•
On May 14, 2012, Starboard met with Mr. Elyakim and DSPG’s Chief Financial Officer, Dror Levy, at Starboard’s office in New York.  During this meeting, Starboard discussed the Company’s business fundamentals and expressed views on how to unlock stockholder value.

•
On May 15, 2012, the Company held the 2012 Annual Meeting, at which the Company’s stockholders elected three Class III directors, including Messrs. Traub and Lacey, to serve until the Company’s 2015 annual meeting of stockholders, and one Class I director to serve until the Annual Meeting.

•	During the second half of 2012, Starboard had several calls with the Company to discuss the business.

•	On January 15, 2013, Starboard attended a DSPG investor presentation at the Needham Investor Conference.

•	On February 4, 2013, the standstill provisions under the Settlement Agreement expired.

•
On February 6, 2013, Starboard met with Messrs. Elyakim and Ayalon at Starboard’s office in New York.  During this meeting, Starboard discussed the Company’s business fundamentals and expressed views on how to unlock stockholder value.

•
On February 11, 2013, Mr. Traub called Starboard to deliver the following settlement offer on behalf of the Board: (i) the Company would agree to nominate a director candidate recommended by Starboard for election to the Board at the Annual Meeting as a Class II director, whose term will expire at the Company’s 2014 annual meeting of stockholders; and (ii) the Board would agree to form a strategic committee consisting of five directors, including Messrs. Traub and Lacey, and three other existing directors.

•	During the month of February, Starboard had multiple conversations with the Company to explore potential ways to work constructively and avoid a proxy contest.

•
On March 1, 2013, Starboard received a letter from Mr. Elyakim advising Starboard that the Board established June 10, 2013 as the date of the Annual Meeting.  In accordance with Section 2.2 of the Bylaws, the deadline for submitting director nominations for the Annual Meeting was set at 90 days in advance of June 10, 2013, or March 12, 2013.

•	During the week of March 4, 2013, Starboard and the Company had a number of conversations regarding the terms of a potential settlement. Ultimately, Starboard proposed the following terms:

o	Appointing two new independent directors to the Board, of which one would replace an existing director and the other would increase the size of the Board by one;

o
Appoint two independent directors who have been serving on the Board for less than two years to the Compensation Committee of the Board (the “Compensation Committee”), which directors would constitute two of four members of the Compensation Committee and one of which would serve as Chairman of the Compensation Committee;

o
Form a strategic committee of the Board consisting of four independent directors, including at least two directors who have been serving on the Board for less than two years, one of which would serve as Chairman of the committee (who would not have a tie-breaking vote); and

o	Appoint at least one independent director who has been serving on the Board for less than two years to each other committee of the Board.

•
On March 8, 2013, the Company issued a letter to stockholders responding to Starboard’s settlement proposal and discussing recent developments at DSPG.  In the letter, the Company invited Jeffrey C. Smith, Chief Executive Officer and Chief Investment Officer of Starboard Value, to join the Board.

•
On March 9, 2013, the Company issued a letter to stockholders acknowledging that in its March 8 letter it incorrectly described Starboard’s proposal regarding the formation of a new Board committee consisting of four members, two of whom would be Starboard nominees.

•
On March 11, 2013, Starboard delivered a letter to DSPG (the “2013 Nomination Letter”) nominating Michael Bornak, Norman J. Rice, III, Jeffrey C. Smith and/or Norman P. Taffe for election to the Board at the Annual Meeting.  In the 2013 Nomination Letter, Starboard stated that it believes that the terms of three of the Company’s Class I directors currently serving on the Board expire at the Annual Meeting, and, if this remains the case, Starboard will withdraw one of its Nominees.  To the extent that there are in excess of three vacancies on the Board to be filled by election at the Annual Meeting or the Company increases or decreases the size of the Board above or below its existing size, Starboard reserved the right to either withdraw certain of its nominees or to nominate additional nominees for election to the Board at the Annual Meeting.

•
On April 18, 2013, the Company issued a letter to stockholders containing what Starboard believes to be false and misleading statements regarding the independence of Messrs. Traub and Lacey, and Starboard’s intentions with respect to the Company and nomination of the Nominees for election to the Board at the Annual Meeting.

REASONS FOR THE SOLICITATION

We are soliciting your support to elect our Nominees at the Annual Meeting because we have little confidence that the Board, as currently composed, has the objectivity and commitment to take the steps necessary to enhance stockholder value at DSPG.

We are Concerned with DSPG’s Poor Stock Performance

Over the past five years, DSPG’s shares have declined over 35%, dramatically underperforming both the Russell 2000 Index and the S&P Information Technology Index by 83% and 84%, respectively.

	Share Price Performance (1)
	1 Year	3 Year	5 Year

Russell 2000 Index	14.3%	42.3%	41.0%
S&P Information Technology Index	-1.8%	32.0%	41.6%

DSP Group	15.9%	-11.5%	-42.0%
Underperformance vs. Russell	1.7%	-53.8%	-83.0%
Underperformance vs. S&P IT Index	17.7%	-43.5%	-83.6%

1. Total Return as of April 2, 2013.

DSPG’s Operating Margins Have Consistently Lagged Industry Peers

We believe a primary reason for DSPG’s significant stock price underperformance has been the Company’s consistently low operating margins.  Over the past six years, DSPG has generated operating losses every single year, while many of its industry peers were able to achieve double-digit margins.

DSP Group Operating Metrics

							Change
Fiscal Year Ended December	2007	2008	2009	2010	2011	2012	2012 vs. 2007

Total Revenue	$249	$306	$212	$225	$194	$163	-$86
% Growth	14.7%	22.9%	-30.6%	6.3%	-14.0%	-16.0%	-34.6%

Research & Development Expenses	$58	$74	$56	$56	$53	$43	-$16
% of Revenue	23.5%	24.2%	26.5%	24.7%	27.5%	26.1%	-27.3%

Operating Income (1)	-$3	-$25	-$23	-$9	-$21	-$9	-$6
% Operating Margin	-1.0%	-8.2%	-10.8%	-4.1%	-10.6%	-5.3%	N / A

1. GAAP operating income as reported in company filings, excluding amortization expense related to acquisitions, goodwill impairment and in-process research & development write off.

DSPG Continues to Invest Excessively in Research and Development and Experience Losses in its Non-Core Businesses

We believe that the Company’s strategy of investing heavily in research and development (“R&D”) in pursuit of revenue growth in non-core businesses has failed to produce positive results and has led to significant deterioration in the Company’s overall profitability.  Since 2007, DSPG has spent approximately $557 million, or $25.45 per share, on R&D and acquisitions, yet revenue has actually declined by $86 million over that same time period.  Despite its failure to achieve profitability, the Company continues to spend a staggering 26% of revenues on R&D, driving its operating losses.

DSPG’s Home business segment is very profitable and generated 9.7% operating margins and $15 million of income during 2012.  However, the profits from the Home business have been mostly offset by losses in the Company’s Office and Mobile businesses.  During 2012, the Office segment produced $7.6 million of revenue and $5.2 million of losses, and the Mobile business generated no revenue and produced $8.6 million of losses.

We acknowledge that some level of R&D spending is required at DSPG.  It is therefore important to have the right Board in place to oversee these investments to ensure that each investment is properly scrutinized, prudently overseen and carefully measured.  DSPG’s history of investing approximately $557 million, or $25.45 per share, into R&D while revenue has declined by $86 million is troubling, and we seriously question whether the current Board has properly analyzed whether its R&D investments would carry a proper return for stockholders.

Given the Company’s lack of profitability and substantial underperformance compared to peers, we believe that new independent Board members are needed to review the Company’s spending in order to determine which future investments would generate appropriate returns for stockholders.

The Board and its Committees are Controlled by Long-Serving Directors with Questionable Ability to Act Independently and Explore All Alternatives to Maximize Stockholder Value

We believe that the Company’s stockholders should have serious concerns about the true independence of the Board.  Of the Company’s eight directors deemed “independent” by the Board, five of them are long-standing directors with average Board service of almost 15 years: Eliyahu Ayalon since 1996; Zvi Limon since February 1999; Yair Seroussi since February 2002; Yair Shamir since October 1996; and Patrick Tanguy since November 1999.  This group of directors includes DSPG’s Chairman of the Board (Ayalon), all of the members of the Audit Committee (Limon, Seroussi, Shamir and Tanguy) and Compensation Committee (Limon, Shamir and Tanguy), and two of the three members of the Nomination and Corporate Governance Committee (Seroussi and Tanguy).  From these positions, we believe that these five directors have used their position to effectively control the Board and the Company.

What should be most disturbing to stockholders is that the two independent directors elected to the Board at the 2012 Annual Meeting as part of DSPG’s settlement with Starboard, Messrs. Traub and Lacey, have not been appointed to any committees of the Board, and despite their objections, the Company included in its Annual Report on Form 10-K for the year ended December 31, 2012 a risk factor impugning their independence and accusing Starboard of acting against the best interests of the Company and its stockholders.  We believe that the failure of the controlling group of directors to appoint either of these two highly qualified directors to any committee and inclusion of inflammatory and baseless accusations in their Form 10-K reflect a Board that is unwilling to allow independent views.  We also question whether the Board, as currently constituted, is truly capable of acting independently of management and exploring all alternatives to maximize stockholder value, including a potential sale of the entire Company.  We believe that the best interests of the Company’s stockholders would be better represented by directors who can bring into the boardroom a fresh perspective and a commitment to explore all alternatives to maximize stockholder value.

We also believe that the Board lacks a truly independent chairman.  Mr. Ayalon, the current chairman, formerly served as the Company’s chief executive officer.  In our view, a new chairman without such strong historical ties to the Company and management would better able to oversee its executives and set an agenda that includes an examination of the failures that have led to the Company’s poor stock performance.  In our view this would lead to a more proactive and effective Board.

We Are Concerned that the Company’s Ties to CEVA, Inc. May be Preventing it From Taking Strategic Action that May Benefit Stockholders

CEVA, Inc. (NASDAQ: CEVA) (“CEVA”), a provider of DSP processor technology for the semiconductor industry, was created in November 2002 through the combination of the DSP IP licensing division of the Company and Parthus Technologies plc.  As a result, the Company and CEVA have numerous interconnections.  CEVA’s chief executive officer and chief financial officer are former employees of the Company, and two current directors (Ayalon and Limon) and one former director (Louis Silver) of the Company serve on CEVA’s board of directors.  We are concerned that the relationship between the Company and CEVA may be preventing the Company from taking strategic action that may benefit stockholders.  In addition, Bruce Mann, who serves on CEVA’s board of directors, serves as outside counsel to DSPG, and his law firm serves as outside counsel to CEVA.

According to CEVA’s Registration Statement on Form S-1 filed with the SEC on July 30, 2002, as amended, DSPG and CEVA entered into a noncompetition and nonsolicitation agreement which stated that “DSP Group has agreed that for a period of five years from the distribution date, DSP Group will not, and will ensure that affiliates of DSP Group will not, directly or indirectly engage in any business which is competitive with the DSP cores licensing business.”  According to that agreement, DSPG could have considered entering CEVA’s DSP core licensing business starting in 2007.  Therefore, one can easily see how certain decisions, while beneficial to DSPG, could be against the interests of CEVA.  Given that two current directors of DSPG (Ayalon and Limon), one former director of DSPG (Louis Silver) and its outside counsel (Bruce Mann) all sit on CEVA’s board of directors, we are highly concerned that the DSPG’s Board may not be taking actions in the best interest of DSPG if those actions would run contrary to the interests of CEVA.

Furthermore, in February 2013, DSPG and CEVA announced that DSPG licensed a product of CEVA’s to support DSPG’s HDClear solution product, a business which DSPG acquired in its December 2011 acquisition of BoneTone Communications Ltd.  We are seriously concerned whether this contract was agreed to in arms-length negotiations between the two companies given the significant overlap in both board members and outside legal counsel.  We also question whether the DSPG Board members and outside legal counsel recused themselves during this negotiation given the conflict between the two companies.  Lastly, we question whether DSPG needed to license this technology from CEVA or whether DSPG could have developed this technology itself had it entered the DSP core licensing business in 2007 when the Company’s noncompetition agreement with CEVA expired.

We are Concerned with DSPG’s Classified Board Structure and Corporate Governance Decisions that are Unfriendly to Investors

DSPG has a classified Board, which is currently divided into three classes.  The Company’s directors in each class are elected for terms of three years so that the term of office of one class of directors expires at each annual meeting of stockholders.  We strongly believe that directors should be elected annually in order to ensure director accountability.  In our view the annual election of directors enables stockholders to register their views on each director and the Board as a whole at each annual meeting and increases the attractiveness of a company to new and potentially strategic investors.  We agree with the assessment of ISS that “the only real motive for implementing a [classified board] is to make it more difficult to change control of the board” and that “empirical evidence has suggested that [a classified board] is not in shareholders’ best interests from a financial perspective.”  Additionally, various provisions in the Company’s governing documents are unfriendly to investors.  These provisions include a supermajority voting requirement for approval of certain amendments to the Company’s organizational documents, a lack of stockholder ability to call special meetings and a prohibition on stockholder actions by written consent.  We seriously question whether the Company’s classified Board structure and other governance provisions are in the stockholders’ best interests and note that for 2012 ISS indicated a high level of concern for “shareholder rights” at DSPG.

Since the Company entered into its settlement agreement with Starboard, the Company’s Compensation Committee has taken measures to further insulate key members of management.  On November 5, 2012, the Compensation Committee unanimously approved amendments to the employment agreements of the Company’s chief executive officer and chief financial officer providing that the executives are required to receive 18 months and one year of advance notice, respectively, for the Company to terminate them without “Good Reason”, or to receive severance for that period following their termination.

Our Three Nominees Have the Experience, Qualifications and Commitment Necessary to Fully Explore Available Opportunities to Unlock Value for Stockholders

We have identified several highly qualified, independent directors with valuable and relevant business and financial experience that we believe will allow them to make informed decisions to explore and identify opportunities to unlock value for stockholders.  Further, we believe DSPG’s continued underperformance and management’s lack of discipline in capital allocation warrant the addition of a direct stockholder representative on the Board to ensure that all decisions are made with the best interests of all stockholders as the primary objective.

We believe that the Board must be significantly reconfigured and view any attempt to decrease the size of the current Board or the number of directors up for election at the Annual Meeting as an improper manipulation of DSPG’s corporate machinery.

Michael Bornak is the Chief Financial Officer, Senior Vice President, Finance and Administration, Treasurer and Secretary of SeaChange International, Inc. (NASDAQ: SEAC), a company that enables transformative multi-screen video services through an open, cloud-based, intelligent software platform trusted by cable, IPTV and mobile operators globally.  Previously, Mr. Bornak served as the Chief Financial Officer of a number of private companies, including Tollgrade Communications, Inc., a test and measurement telecommunications and utility company, Solar Power Industries, Inc., a solar energy product manufacturer, and MHF Logistical Solutions, Inc., a logistics company serving primarily the nuclear and hazardous/ non-hazardous waste industries.  Starboard believes that Mr. Bornak’s extensive experience as an executive officer of both private and publicly traded companies well qualifies him to serve on the Company’s Board.

Norman J. Rice, III is the Managing Partner of New Castle Capital Group, LLC, a private equity firm specializing in divestiture, management buyout and exit opportunities for organizations in the middle market.  Previously, Mr. Rice was the Vice President of the Communications, Media and Entertainment (CME) Vertical Business Unit of CA, Inc. (n/k/a CA Technologies, Inc.) (NASDAQ: CA), an independent enterprise information technology management software and solutions company.  Previously, Mr. Rice served as the Vice President of Business and Corporate Development at Aprisma Management Technologies, Inc., a company that provided Network assurance solutions, including after its acquisition by CA, Inc., and served on the Board of Directors of Nitro Security Inc. (n/k/a McAfee, Inc.), a then leading provider of security information and event management (SIEM) solutions that provides complete visibility and situational awareness to protect critical information and infrastructure.  Starboard believes that Mr. Rice’s expertise in business strategy, general management, global sales, marketing, product management and business development, will enable him to provide effective oversight of the Company.

Norman P. Taffe is a member of the Board of Directors of Integrated Device Technology, Inc. (NASDAQ: IDTI), a mixed-signal semiconductor solutions company, and Chairman of the Board of Directors of the Second Harvest Food Bank, a non-profit organization.  Previously, Mr. Taffe served as the Executive Vice President of Consumer and Computation Division of Cypress Semiconductor Corporation (NASDAQ: CY), a provider of high-performance, mixed-signal, programmable solutions that provide customers with rapid time-to-market and exceptional system value, and earlier in a number of other positions with the company.  Mr. Taffe also previously served as a member of the Board of Directors of Cypress Envirosystems, a Cypress-funded independent company that develops system-level products for reducing energy costs with wireless technology.  Mr. Taffe’s 20+ years in senior executive positions and his extensive experience in the technology industry will enable him to assist in the effective oversight of the Company.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Company has a classified Board, which is currently divided into three classes.  The directors in each class are elected for terms of three years so that the term of office of one class of directors expires at each annual meeting of stockholders.  We believe that the terms of three directors currently serving on the Board will expire at the Annual Meeting, and are seeking your support at the Annual Meeting to elect our three Nominees in opposition to the Company’s nominees for terms ending in 2016.  Your vote to elect such Nominees will have the legal effect of replacing the three incumbent directors with the Nominees.

THE NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the Nominees.  The nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments.  The specific experience, qualifications, attributes and skills that led us to conclude that the Nominees should serve as directors of the Company are set forth above in the section entitled “Reasons for the Solicitation” and below.  This information has been furnished to us by the Nominees.  All of the Nominees are citizens of the United States.

Michael Bornak, age 50, has been the Chief Financial Officer, Senior Vice President, Finance and Administration, Treasurer and Secretary of SeaChange International, Inc. (NASDAQ: SEAC), a company that enables transformative multi-screen video services through an open, cloud-based, intelligent software platform trusted by cable, IPTV and mobile operators globally, since January 2012.  Previously, Mr. Bornak served as the Chief Financial Officer of Tollgrade Communications, Inc., a test and measurement telecommunications and utility company from September 2009 until January 2012.  From June 2008 to July 2009 he was the Chief Financial Officer of Solar Power Industries, Inc., a solar energy product manufacturer.  Prior to that, Mr. Bornak was the Chief Financial Officer of MHF Logistical Solutions, Inc., a logistics company serving primarily the nuclear and hazardous/ non-hazardous waste industries, from February 2006 to June 2008.  Mr. Bornak’s principal business address is c/o SeaChange International, Inc., 50 Nagog Park, Acton, Massachusetts 01720.

Starboard believes that Mr. Bornak’s extensive experience as an executive officer of both private and publicly traded companies well qualifies him to serve on the Board.

Norman J. Rice, III, age 39, has been the Managing Partner of New Castle Capital Group, LLC, a private equity firm specializing in divestiture, management buyout and exit opportunities for organizations in the middle market, since July 2010. From June 2005 until March 2009, Mr. Rice was the Vice President of the Communications, Media and Entertainment (CME) Vertical Business Unit of CA, Inc. (n/k/a CA Technologies, Inc.) (NASDAQ: CA), an independent enterprise information technology management software and solutions company.  From March 2005 until June 2005, Mr. Rice served as Vice President of Business Development of the Aprisma Management Technologies Business Unit of Concord Communications, Inc., a provider of network service management software solutions, until its acquisition by CA, Inc. in June 2005.  Prior to that, Mr. Rice was the Vice President of Business and Corporate Development at Aprisma Management Technologies, Inc., a company that provided Network assurance solutions, from January 2002 until its acquisition by Concord Communications, Inc. in February 2005.  From May 2000 until October 2001, Mr. Rice was the Director of Software Solutions and Business Development of HoustonStreet Exchange, Inc., a subsidiary of BayCorp Holdings, Ltd. (AMEX: MWH).  Mr. Rice also served in technology consulting and business development roles in the United States and Europe for MicroStrategy, Inc. (NASDAQ: MSTR), from March 1999 to May 2000.  In addition, Mr. Rice served as an Advisory Board Member of vKernel (n/k/a Quest Software), a then leading provider of performance and capacity management software that ensures vm performance of VMware, Hyper-V and Red Hat environments from June 2009 to January 2011.  Mr. Rice has also served on the Board of Directors of Nitro Security Inc. (n/k/a McAfee, Inc.), a then leading provider of security information and event management (SIEM) solutions that provides complete visibility and situational awareness to protect critical information and infrastructure, from July 2007 to September 2008.  Mr. Rice has worked for leading private investment firms that focus on enhancing stockholder value for technology related businesses, including as a manager in a Gores Technology Group business from September 2002 until March 2005, as a consultant for The Gores Group, LLC from June 2006 until May 2007 and as a consultant to Marlin Equity Partners, LLC from May 2007 to April 2008. Mr. Rice holds Master’s degrees in Engineering and Management from Dartmouth College and a Bachelor of Science from the University of Michigan.  Mr. Rice’s principal business address is One Middle Street, Suite 4, Portsmouth, NH 03854.

Starboard believes that Mr. Rice’s expertise in business strategy, general management, global sales, marketing, product management and business development, will enable him to provide effective oversight of the Company.

Norman P. Taffe, age 46, has served as a member of the Board of Directors of Integrated Device Technology, Inc. (NASDAQ: IDTI), a mixed-signal semiconductor solutions company, since October 2012.  He is also Chairman of the Board of Directors of the Second Harvest Food Bank, a non-profit organization, where he has served as a board member since July 2008.  Previously, Mr. Taffe served as the Executive Vice President of Consumer and Computation Division of Cypress Semiconductor Corporation (NASDAQ: CY) (“Cypress”), a provider of high-performance, mixed-signal, programmable solutions that provide customers with rapid time-to-market and exceptional system value, from May 2005 until May 2012. Prior to that, Mr. Taffe held numerous positions with Cypress, including Marketing Director of the programmable logic and interface products divisions from April 1999 to July 2001, Managing Director of Cypress’ mergers and acquisitions and venture funds from July 2001 to September 2002, Managing Director of the wireless business unit from September 2002 to January 2005, and Vice President of the Personal Communications Division from January 2005 to May 2005.  Mr. Taffe also served as a member of the Board of Directors of Cypress Envirosystems, a Cypress-funded independent company that develops system-level products for reducing energy costs with wireless technology, from September 2007 to February 2013.  He completed the Program for Management Development at Harvard Business School and has a Bachelor of Science degree in Electrical Engineering from the University of Michigan.  Mr. Taffe’s principal business address is 1265 Shady Pond Lane, Pleasanton, CA 94566.

Starboard believes that Mr. Taffe’s 20+ years in senior executive positions and his extensive experience in the technology industry will enable him to assist in the effective oversight of the Company.

As of the date hereof, none of the Nominees directly owned shares of Common Stock.  Each of the Nominees may be deemed to be a member of the Group (as defined below) for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and accordingly may be deemed to beneficially own the shares of Common Stock owned directly by the other members of the Group.  Each of the Nominees specifically disclaims beneficial ownership of such shares of Common Stock that he does not directly own.  For information regarding purchases and sales during the past two years by the Nominees and by the members of the Group of securities of the Company that may be deemed to be beneficially owned by the Nominees, see Schedule I.

Starboard V&O Fund and certain of its affiliates have signed letter agreements, pursuant to which they agreed to indemnify each of Messrs. Bornak, Rice, and Taffe against claims arising from the solicitation of proxies from the Company stockholders in connection with the Annual Meeting and any related transactions.

Starboard V&O Fund has signed compensation letter agreements with each of the Nominees, pursuant to which Starboard V&O Fund agrees to pay each such Nominee: (i) $10,000 in cash as a result of the submission by Starboard of its nomination of each of the Nominees to the Company; and (ii) $10,000 in cash upon the filing of a definitive proxy statement by Starboard with the SEC relating to the solicitation of proxies in favor of each of the Nominees’ election as a director at the Annual Meeting.  Pursuant to the compensation letter agreements, each of the Nominees has agreed to use the after-tax proceeds from such compensation to acquire securities of the Company (the “Nominee Shares”) at such time that each of the Nominees shall determine, but in any event no later than 14 days after receipt of such compensation, unless otherwise agreed by Starboard and the Nominee.  If elected or appointed to serve as a director of the Board, each of Messrs. Bornak, Rice, and Taffe agrees not to sell, transfer or otherwise dispose of any Nominee Shares within two years of his election or appointment as a director; provided, however, in the event that the Company enters into a business combination with a third party, each of each of Messrs. Bornak, Rice, and Taffe may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination.

On March 13, 2013, Starboard V&O Fund, Starboard LLC, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, Mark R. Mitchell, Peter A. Feld and the Nominees (collectively the “Group”) entered into a Joint Filing and Solicitation Agreement (the “Joint Filing Agreement”) in which, among other things, (a) the Group agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company, (b) the Group agreed to solicit proxies or written consents for the election of the persons nominated by the Group to the Board at the Annual Meeting (the “Solicitation”), and (c) Starboard V&O Fund and Starboard LLC agreed to bear all expenses incurred in connection with the Group’s activities, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.

Mr. Taffe has served as a member of the Board of Directors of Integrated Device Technology, Inc. (NASDAQ: IDTI), a mixed-signal semiconductor solutions company, since October 2012.  Mr. Taffe was appointed to fill a vacancy on the Board of Directors of IDTI consistent with the terms of a Settlement Agreement, dated June 19, 2012, by and between IDTI and Starboard Value.

Other than as stated herein, there are no arrangements or understandings between members of Starboard and any of the Nominees or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by each of the Nominees to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting.  None of the Nominees is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

Starboard believes that each Nominee presently is, and if elected as a director of the Company, Starboard believes each of the Nominees would be, an “independent director” within the meaning of (i) applicable NASDAQ listing standards applicable to board composition, including Rule 5605(a)(2), and (ii) Section 301 of the Sarbanes-Oxley Act of 2002.  No Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

We do not expect that the Nominees will be unable to stand for election, but, in the event any Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed WHITE proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law.  In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Bylaws and applicable law.  In any such case, shares of Common Stock represented by the enclosed WHITE proxy card will be voted for such substitute nominee(s).  We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting.  Additional nominations made pursuant to the preceding sentence are without prejudice to the position of Starboard that any attempt to increase the size of the current Board or to reconstitute or reconfigure the classes on which the current directors serve constitutes an unlawful manipulation of the Company’s corporate machinery.

While we currently intend to vote the Starboard Group Shares in favor of the election of the Nominees, we reserve the right to vote some or all of the Starboard Group Shares for some or all of the Company’s director nominees, as we see fit, in order to achieve a Board composition that we believe is in the best interest of all stockholders.  We would only vote some or all of the Starboard Group Shares for some or all of the Company’s director nominees in the event it becomes apparent to us, based on the projected voting results at such time, that less than all of the Nominees would be elected at the Annual Meeting and that by voting the Starboard Group Shares we could help elect the Company nominees that we believe are the most qualified to serve as directors and thus help achieve a Board composition that we believe is in the best interest of all stockholders.  Stockholders should understand, however, that all shares of Common Stock represented by the enclosed WHITE proxy card will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted in accordance with Starboard’s recommendations specified herein and in accordance with the discretion of the persons named on the WHITE proxy card with respect to any other matters that may be voted upon at the Annual Meeting consistent with Rule 14a-4(c)(3) promulgated under the Exchange Act.

WE URGE YOU TO VOTE FOR THE ELECTION OF THE NOMINEES ON THE ENCLOSED WHITE PROXY CARD.

PROPOSAL NO. 2

AMENDMENT AND RESTATEMENT OF THE 1993 EMPLOYEE STOCK PURCHASE PLAN

As discussed in further detail in the Company’s proxy statement, the Company is proposing that stockholders approve an amendment and restatement to the 1993 Employee Stock Purchase Plan to increase the number of shares of common stock reserved for issuance thereunder from 3,300,000 shares to 3,800,000 shares.

While we generally encourage employee stock purchase plans that aim to align the interests of employees with the future success of the company, we note that the 1993 Employee Stock Purchase Plan does not provide for a required holding period for shares purchased by employees at below market value under the 1993 Employee Stock Purchase Plan.  Due to the lack of a required holding period of one-year or longer, we do not believe that the 1993 Employee Stock Purchase Plan adequately aligns the interests of plan participants with the long-term future success of the Company, which is a touchstone of such employee stock purchase plans.  Unless the Company extends the holding period to one-year or longer, we intend to vote our shares AGAINST this proposal.

WE RECOMMEND A VOTE “AGAINST” THIS PROPOSAL AND INTEND TO VOTE OUR SHARES “AGAINST” THIS PROPOSAL.

PROPOSAL NO. 3

AMENDMENT AND RESTATEMENT OF THE 2012 EQUITY INCENTIVE PLAN

As discussed in further detail in the Company’s proxy statement, the Company is proposing that stockholders approve an amendment and restatement to the 2012 Equity Incentive Plan to increase the number of shares of common stock reserved for issuance thereunder from 350,000 shares to 1,450,000 shares.

The 2012 Equity Incentive Plan generally provides that upon a “Change in Control” all outstanding awards under the 2012 Equity Incentive Plan automatically become fully vested and exercisable and are released from any repurchase or forfeiture rights, provided that the holder’s continuous service has not terminated prior to such date.  A “Change in Control” includes, but is not limited to, a change in the composition of the Board over a period of 12 months or less such that one-third of the Board members (rounded up to the next whole number) ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who are continuing directors.  This constitutes “single-trigger” vesting, which we do not view as best practice because it deprives the Company of the significant retention benefit of its unvested equity awards for employees who the Company desires to retain following a Change in Control.  Although the Company recently disclosed that management has committed and is recommending that the Board commit to amend the definition of Change in Control such that a change in a majority of the Board members is required to trigger a Change in Control, this would still constitute “single-trigger” vesting and we do not understand why the Company would not just incorporate this change into the amendment and restatement to the 2012 Equity Incentive Plan proposed for stockholder approval at the Annual Meeting.  Unless the Company amends the 2012 Equity Incentive Plan to make automatic vesting upon a Change in Control contingent upon a termination of the recipient’s employment in conjunction with the Change in Control, which constitutes “double-trigger” vesting, we intend to vote our shares AGAINST this proposal.

WE RECOMMEND A VOTE “AGAINST” THIS PROPOSAL AND INTEND TO VOTE OUR SHARES “AGAINST” THIS PROPOSAL.

PROPOSAL NO. 4

RATIFICATION OF AUDITORS

As discussed in further detail in the Company’s proxy statement, the Audit Committee of the Board has preliminarily selected Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for its fiscal year ending December 31, 2013 and is proposing that stockholders ratify such appointment.  The Company is submitting the appointment of Kost Forer Gabbay & Kasierer for ratification of the stockholders at the Annual Meeting.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE RATIFICATION OF THE SELECTION OF KOST FORER GABBAY & KASIERER AS THE COMPANY’S INDEPENDENT AUDITORS FOR THE YEAR ENDING DECEMBER 31, 2013 AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

PROPOSAL NO. 5

ADVISORY VOTE ON EXECUTIVE COMPENSATION

As discussed in further detail in the Company’s proxy statement, the Company is asking stockholders to indicate their support for the compensation of the Company’s named executive officers.  This proposal, commonly known as a “say-on-pay” proposal, is not intended to address any specific item of compensation, but rather the overall compensation of the Company’s named executive officers and the philosophy, policies and practices described in the Company’s proxy statement.  Accordingly, the Company is asking stockholders to vote for the following resolution:

“RESOLVED, that the compensation of the named executive officers, as disclosed in the Company’s proxy statement for the 2013 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED.”

According to the Company’s proxy statement, the stockholder vote on the Say-on-Pay Proposal is an advisory vote only, and it is not binding on the Company, the Board, or the Compensation Committee of the Board.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THIS PROPOSAL AND INTEND TO VOTE OUR SHARES CONSISTENT WITH THE RECOMMENDATION OF ISS WITH RESPECT TO THIS PROPOSAL.

PROPOSAL NO. 6

ADJOURNMENT OR POSTPONEMENT OF THE ANNUAL MEETING

As discussed in further detail in the Company’s proxy statement, the Company is proposing that stockholders vote on a proposal to adjourn or postpone the Annual Meeting, if necessary, to permit further solicitation of proxies in the event there are insufficient votes at the time of the Annual Meeting to adopt and approve proposals 1 through 5 set forth in the Company’s proxy statement.

WE RECOMMEND A VOTE “AGAINST” THIS PROPOSAL AND INTEND TO VOTE OUR SHARES “AGAINST” THIS PROPOSAL.

VOTING AND PROXY PROCEDURES

Stockholders are entitled to one vote for each share of Common Stock held of record on the Record Date with respect to each matter to be acted on at the Annual Meeting.  Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting.  Stockholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock.  Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Common Stock after the Record Date.  Based on publicly available information, Starboard believes that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the shares of Common Stock.

Shares of Common Stock represented by properly executed WHITE proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees, AGAINST the approval of the amendment and restatement of the 1993 Employee Stock Purchase Plan, AGAINST the approval of the amendment and restatement of the 2012 Equity Incentive Plan, FOR the ratification of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the fiscal year ending December 31, 2013, ABSTAIN on the approval of the Say-on-Pay Proposal (which abstention will have no effect on the outcome of the vote on this proposal), AGAINST the approval of the Adjournment Proposal, and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting, as described herein.

According to the Company’s proxy statement for the Annual Meeting, the current Board intends to nominate three candidates for election at the Annual Meeting.  This Proxy Statement is soliciting proxies to elect only our Nominees.  Accordingly, the enclosed WHITE proxy card may only be voted for our Nominees and does not confer voting power with respect to the Company’s nominees.  The participants in this solicitation intend to vote the Starboard Group Shares in favor of the Nominees.  In the event that some of the Nominees are elected, there can be no assurance that the Company nominee(s) who gets the most votes and elected to the Board will choose to serve as a director on the Board with the Nominees.

While we currently intend to vote the Starboard Group Shares in favor of the election of the Nominees, we reserve the right to vote some or all of the Starboard Group Shares for some or all of the Company’s director nominees, as we see fit, in order to achieve a Board composition that we believe is in the best interest of all stockholders.  We would only vote some or all of the Starboard Group Shares for some or all of the Company’s director nominees in the event it becomes apparent to us, based on the projected voting results at such time, that less than all of the Nominees would be elected at the Annual Meeting and that by voting the Starboard Group Shares we could help elect the Company nominees that we believe are the most qualified to serve as directors and thus help achieve a Board composition that we believe is in the best interest of all stockholders.  Stockholders should understand, however, that all shares of Common Stock represented by the enclosed WHITE proxy card will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted in accordance with Starboard’s recommendations specified herein and in accordance with the discretion of the persons named on the WHITE proxy card with respect to any other matters that may be voted upon at the Annual Meeting consistent with Rule 14a-4(c)(3) promulgated under the Exchange Act.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting.  For the Annual Meeting, the presence, in person or by proxy, of the holders of at least 10,976,782 shares of Common Stock, which represents a majority of the 21,953,563 shares of Common Stock outstanding as of the Record Date, will be considered a quorum allowing votes to be taken and counted for the matters before the stockholders.

Abstentions are counted as present and entitled to vote for purposes of determining a quorum.  Shares represented by “broker non-votes” also are counted as present and entitled to vote for purposes of determining a quorum.  However, if you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a “broker non-vote”).  Under rules of The NASDAQ Stock Market, your broker will not have discretionary authority to vote your shares at the Annual Meeting on any of the proposals presented at the Annual Meeting.

If you are a stockholder of record, you must deliver your vote by mail or attend the Annual Meeting in person and vote in order to be counted in the determination of a quorum.

If you are a beneficial owner, your broker will vote your shares pursuant to your instructions, and those shares will count in the determination of a quorum.  Brokers do not have discretionary authority to vote on any of the proposals presented at the Annual Meeting.  Accordingly, unless you vote via proxy card or provide instructions to your broker, your shares of Common Stock will count for purposes of attaining a quorum, but will not be voted on those proposals.

VOTES REQUIRED FOR APPROVAL

Election of Directors ─ According to the Company’s proxy statement, directors will be elected by a plurality of the votes cast at the Annual Meeting, meaning that the three nominees for director receiving the highest vote totals will be elected as directors of the Company.  With respect to the election of directors, only votes cast “FOR” a nominee will be counted.  Proxy cards specifying that votes should be withheld with respect to one or more nominees will result in those nominees receiving fewer votes but will not count as a vote against the nominees.  Neither an abstention nor a broker non-vote will count as a vote cast “FOR” or “AGAINST” a director nominee.  Therefore, abstentions and broker non-votes will have no direct effect on the outcome of the election of directors.

Other Proposals ─ Stockholders may vote “FOR” or “AGAINST” or may “ABSTAIN” from voting on each of the other proposals.  Neither an abstention nor a broker non-vote will count as voting with respect to the approval of the amendment and restatement to the 1993 Employee Stock Purchase Plan, the approval of the amendment and restatement to the 2012 Equity Incentive Plan, the ratification of the selection of Kost Forer Gabbay & Kasierer as the Company’s independent auditors for the year ending December 31, 2013, the Say-on-Pay Proposal or the Adjournment Proposal.  Therefore, abstentions and broker non-votes will have no direct effect on the outcome of these proposals.  If you sign and submit your WHITE proxy card without specifying how you would like your shares voted, your shares will be voted in accordance with Starboard’s recommendations specified herein and in accordance with the discretion of the persons named on the WHITE proxy card with respect to any other matters that may be voted upon at the Annual Meeting consistent with Rule 14a-4(c)(3) promulgated under the Exchange Act.

REVOCATION OF PROXIES

Stockholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation.  The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy.  The revocation may be delivered either to Starboard in care of Okapi Partners at the address set forth on the back cover of this Proxy Statement or to the Company at 2580 North First Street, Suite 460, San Jose, California 95131 or any other address provided by the Company.  Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to Starboard in care of Okapi Partners at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares of Common Stock.  Additionally, Okapi Partners may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED WHITE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by Starboard.  Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

Starboard V&O Fund has entered into an agreement with Okapi Partners for solicitation and advisory services in connection with this solicitation, for which Okapi Partners will receive a fee not to exceed $150,000, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.  Okapi Partners will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders.  Starboard V&O Fund has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record.  Starboard V&O Fund will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.  It is anticipated that Okapi Partners will employ approximately 25 persons to solicit stockholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by Starboard.  Costs of this solicitation of proxies are currently estimated to be approximately $400,000.  Starboard estimates that through the date hereof its expenses in connection with this solicitation are approximately $150,000.  Starboard intends to seek reimbursement from the Company of all expenses it incurs in connection with this solicitation.  Starboard does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

The Nominees and the members of Starboard are participants in this solicitation.  The principal business of Starboard V&O Fund, a Cayman Islands exempted company, is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance stockholder value.  Starboard LLC, a Delaware limited liability company, has been formed for the purpose of investing in securities and engaging in all related activities and transactions.  Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund and of certain managed accounts and is the manager of Starboard LLC.  The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP.  The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co.  Messrs. Smith, Feld and Mitchell serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

The address of the principal office of each of Starboard LLC, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith, Feld and Mitchell is 830 Third Avenue, 3rd Floor, New York, New York 10022.  The address of the principal office of Starboard V&O Fund is 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.

As of the date hereof, Starboard V&O Fund owned directly 1,632,625 shares of Common Stock.  As of the date hereof, Starboard LLC owned directly 589,454 shares of Common Stock.  As of the date hereof, Starboard Value LP beneficially owned the 2,222,079 shares of Common Stock beneficially owned by Starboard V&O Fund and Starboard LLC.  Starboard Value GP, as the general partner of Starboard Value LP, may be deemed to beneficially own the 2,222,079 shares of Common Stock beneficially owned by Starboard Value LP.  Principal Co, as a member of Starboard Value GP, may be deemed to beneficially own the 2,222,079 shares of Common Stock beneficially owned by Starboard Value GP.  Principal GP, as the general partner of Principal Co, may be deemed to beneficially own the 2,222,079 shares of Common Stock beneficially owned by Principal Co.  Each of Messrs. Smith, Feld and Mitchell, as a member of Principal GP and as a member of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed to beneficially own the 2,222,079 shares of Common Stock beneficially owned by Principal GP.

Each participant in this solicitation, as a member of a “group” with the other participants for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to beneficially own the 2,222,079 shares of Common Stock owned in the aggregate by all of the participants in this solicitation.  Each participant in this solicitation disclaims beneficial ownership of the shares of Common Stock he or it does not directly own.  For information regarding purchases and sales of securities of the Company during the past two years by the participants in this solicitation, see Schedule I.

The shares of Common Stock purchased by each of Starboard V&O Fund and Starboard LLC were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Annual Meeting.

There are no material proceedings to which any participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.  With respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

OTHER MATTERS AND ADDITIONAL INFORMATION

Starboard is unaware of any other matters to be considered at the Annual Meeting.  However, should other matters, which Starboard is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed WHITE proxy card will vote on such matters in their discretion consistent with Rule 14a-4(c)(3) promulgated under the Exchange Act.

STOCKHOLDER PROPOSALS

Proposals of stockholders intended to be presented at the Company’s 2014 annual meeting of stockholders (the “2014 Annual Meeting”) must, in order to be included in the Company’s proxy statement and the form of proxy for the 2014 Annual Meeting, be mailed by certified mail return receipt requested to the Company’s Corporate Secretary at DSP Group, Inc., 2580 North First Street, Suite 460, San Jose, California 95131 and must be received by the Company’s Secretary on or before December 23, 2013.

Under the Bylaws, any stockholder intending to present any proposal (other than a proposal made by, or at the direction of, the Board) at the 2014 Annual Meeting who is not seeking inclusion of the proposal in the Company’s proxy statement or information statement, must give written notice of that proposal to the Company’s Secretary not less than 90 days in advance of the date of the 2014 Annual Meeting and such written notice must contain specified information concerning the matters to be brought before such meeting and concerning the stockholder proposing such matters.  If the date of the 2014 Annual Meeting has been changed by more than 30 days from the date contemplated at the time of the Company’s proxy statement in connection with the Annual Meeting, notice by the stockholder must be so received a reasonable time before the solicitation is made.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2014 Annual Meeting is based on information contained in the Company’s proxy statement.  The incorporation of this information in this proxy statement should not be construed as an admission by Starboard that such procedures are legal, valid or binding.

INCORPORATION BY REFERENCE

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING.  THIS DISCLOSURE INCLUDES, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, AND OTHER IMPORTANT INFORMATION.  SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

_________________, 2013

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY
DURING THE PAST TWO YEARS

Shares of Common Stock Purchased / (Sold)	Date of Purchase / Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

48,236	03/18/2011
90,503	03/21/2011
100	03/22/2011
230,000	03/23/2011
1,698	03/23/2011
11,300	04/01/2011
5,530	04/13/2011
125,000	04/14/2011
1,272	04/14/2011
100	04/18/2011
63,000	04/29/2011
1,200	05/03/2011
10,161	05/04/2011
93,900	05/05/2011
814	05/05/2011
7,833	05/11/2011
376	05/12/2011
10,790	05/13/2011
5,290	05/16/2011
41,754	05/17/2011
40,190	05/17/2011
35,054	05/18/2011
12,562	05/19/2011
17,278	05/20/2011
25,464	05/23/2011
24,724	05/24/2011
9,758	05/25/2011
12,331	05/26/2011
21,387	05/27/2011
1,634	05/31/2011
19,863	06/10/2011
18,041	06/13/2011
16,268	06/14/2011
5,539	06/14/2011
41,143	06/15/2011
13,086	06/16/2011
16,901	06/17/2011
23,421	06/20/2011
254	07/01/2011

49,530	07/01/2011
41,275	07/07/2011
11,535	07/11/2011
16,214	07/12/2011
64	07/13/2011
17,209	07/14/2011
2,095	07/15/2011
8,126	07/18/2011
64	07/19/2011
1,781	07/20/2011
60,652	08/12/2011
60,905	08/15/2011
69,875	08/16/2011
33,549	08/17/2011
41,230	08/18/2011
53,268	08/19/2011
2,738	08/25/2011
134	09/01/2011
3,752	09/02/2011
890	09/28/2011
201	09/29/2011
11,665	09/30/2011
41,288	10/03/2011
830	10/04/2011

STARBOARD VALUE AND OPPORTUNITY S LLC

56,100	05/05/2011
486	05/05/2011
4,680	05/11/2011
224	05/12/2011
6,447	05/13/2011
3,160	05/16/2011
24,946	05/17/2011
24,011	05/17/2011
20,942	05/18/2011
7,505	05/19/2011
10,323	05/20/2011
15,214	05/23/2011
14,771	05/24/2011
5,830	05/25/2011
7,367	05/26/2011
12,778	05/27/2011
977	05/31/2011
11,516	06/10/2011
10,460	06/13/2011
9,432	06/14/2011
3,211	06/14/2011

23,854	06/15/2011
7,587	06/16/2011
9,799	06/17/2011
13,579	06/20/2011
146	07/01/2011
28,470	07/01/2011
23,725	07/07/2011
6,631	07/11/2011
9,320	07/12/2011
36	07/13/2011
9,891	07/14/2011
1,204	07/15/2011
4,671	07/18/2011
36	07/19/2011
1,023	07/20/2011
32,373	08/12/2011
32,507	08/15/2011
37,296	08/16/2011
17,907	08/17/2011
22,006	08/18/2011
28,432	08/19/2011
1,462	08/25/2011
66	09/01/2011
1,848	09/02/2011
439	09/28/2011
99	09/29/2011
5,745	09/30/2011
18,549	10/03/2011
373	10/04/2011

SCHEDULE II

The following table is reprinted from the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on April 22, 2013.

The following table sets forth certain information known to us with respect to beneficial ownership of our common stock as of April 1, 2013, by (i) each stockholder known to us to own beneficially more than 5% of our common stock; (ii) each of our directors as of April 1, 2013; (iii) the named executive officers; and (iv) all of our directors and executive officers as a group.  Except as otherwise indicated, the address of each of the executive officers and directors is c/o DSP Group, Inc., 2580 North First Street, Suite 460, San Jose, CA 95131.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting power and/or investment power with respect to securities.  The percentages are based on 21,952,538 shares of our common stock outstanding as of April 1, 2013.  Shares of common stock subject to options or stock appreciation rights currently exercisable or exercisable within 60 days of April 1, 2013 are deemed outstanding for purposes of computing the percentage beneficially owned by the person holding the options or stock appreciation rights, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person.  Except as indicated by footnote, we believe that the persons named in this table, based on information provided by them, have sole voting and investment power with respect to the shares of common stock indicated.

Name of Beneficial Owner	Shares Beneficially Owned	Approximate Percent Beneficially Owned	Options and Stock Appreciation Rights Included in Shares Beneficially Owned (6)

BlackRock, Inc. (1) 40 East 52nd Street New York, NY 10022	3,652,740	16.6%	—

Starboard Value LP and affiliates (2) 599 Lexington Avenue, 19th Floor New York, New York 10022	2,222,079	10.1%	—

Dimensional Fund Advisors LP (3) Palisades West, Building One 6300 Bee Cave Road Austin, Texas, 78746	1,842,592	8.4%	—

Rima Senvest Management, LLC (4) 110 East 55th Street Suite 1600 New York, New York 10022	1,444,172	6.6%	—

Roumell Asset Management, LLC (5) 2 Wisconsin Circle, Suite 660 Chevy Chase, MD 20815	1,280,716	5.8%	—

Ofer Elyakim	331,780	1.4%	315,576

Dror Levy	190,521	*	190,521

David Dahan	11,378	*	9,375

Eliyahu Ayalon	549,035	2.3%	539,166

Thomas A. Lacey	11,000	*	10,000

Zvi Limon	250,000	1.1%	250,000

Reuven Regev	25,000	*	25,000

Yair Seroussi	125,000	*	125,000

Yair Shamir	250,000	1.0%	250,000

Patrick Tanguy	135,000	*	135,000

Kenneth H. Traub	24,153	*	10,000

All directors and executive officers as a group (11 persons)	1,902,867	8.0%	1,859,638

*	Less than 1%

II-1

(1)	Based on a Schedule 13G/A filed by BlackRock, Inc. on January 11, 2013, with the Securities and Exchange Commission, reporting beneficial ownership as of December 31, 2012.

(2)
Based on a Schedule 13D/A jointly filed by Starboard Value LP, Starboard Value and Opportunity Master Fund Ltd., Starboard Value GP LLC, Starboard Value and Opportunity S LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld, Michael Bornak, Norman J. Rice, III and Norman P. Taffe on March 13, 2013 with the Securities and Exchange Commission, reporting aggregate beneficial ownership as of March 12, 2013.

(3)
Based on a Schedule 13G/A jointly filed by Dimensional Fund Advisors LP and Dimensional Holdings Inc. on February 11, 2012, with the Securities and Exchange Commission, reporting beneficial ownership as of December 31, 2012.

(4)
Based on a Schedule 13G jointly filed by Rima Senvest Management, LLC and Richard Mashaal on February 14, 2013, with the Securities and Exchange Commission, reporting beneficial ownership as of December 31, 2012.

(5)
Based on a Schedule 13G jointly filed by James C. Roumell and Roumell Asset Management, LLC on February 4, 2013, with the Securities and Exchange Commission, reporting beneficial ownership as of December 31, 2012.

(6)
For purposes of the above table, with respect to stock appreciation right awards granted to all of our executive officers, the number of shares of our common stock subject to stock appreciation right awards that are currently exercisable or exercisable within 60 days of April 1, 2013 is calculated based on 50% of the units subject to such awards for grants prior to 2009, 75% of the units subject to such awards for grants in 2009, 67% of the units subject to such awards for grants in 2010 and 2011 and 50% of the units subject to such awards for grants in 2012. Our directors do not receive stock appreciation right awards.

II-2

IMPORTANT

Tell the Board what you think!  Your vote is important.  No matter how many shares of Common Stock you own, please give Starboard your proxy FOR the election of the Nominees and in accordance with Starboard’s recommendations on the other proposals on the agenda for the Annual Meeting by taking three steps:

●	SIGNING the enclosed WHITE proxy card;

●	DATING the enclosed WHITE proxy card; and

●	MAILING the enclosed WHITE proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions.  Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed WHITE voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Okapi Partners at the address set forth below.

OKAPI PARTNERS LLC 437 Madison Avenue, 28th Floor New York, N.Y. 10022 (212) 297-0720 Stockholders Call Toll-Free at: 877-869-0171 E-mail: info@okapipartners.com

WHITE PROXY CARD

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 23, 2013

DSP GROUP, INC.

2013 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

THE BOARD OF DIRECTORS OF DSP GROUP, INC.
IS NOT SOLICITING THIS PROXY

P            R            O            X            Y

The undersigned appoints Jeffrey C. Smith and Peter A. Feld, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of DSP Group, Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the 2013 Annual Meeting of Stockholders of the Company scheduled to be held at the Le Parker Meridien, New York 119 W. 56th St., New York City, New York, on Monday, June 10, 2013, at 10:00 a.m., local time (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof.  If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Starboard Value and Opportunity Master Fund Ltd (“Starboard”) a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSAL 1, “AGAINST” PROPOSAL 2, “AGAINST” PROPOSAL 3, “FOR” PROPOSAL 4, “ABSTAIN” ON PROPOSAL 5 (WHICH ABSTENTION WILL HAVE NO EFFECT ON THE OUTCOME OF THE VOTE ON THIS PROPOSAL) AND “AGAINST” PROPOSAL 6.

This Proxy will be valid until the completion of the Annual Meeting.  This Proxy will only be valid in connection with Starboard’s solicitation of proxies for the Annual Meeting.

IMPORTANT:  PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

WHITE PROXY CARD

[X] Please mark vote as in this example

STARBOARD STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE IN FAVOR OF THE NOMINEES LISTED BELOW IN PROPOSAL 1.  STARBOARD RECOMMENDS VOTING AGAINST PROPOSALS 2, 3 AND 6, AND MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSALS 4 AND 5.

1.	Starboard’s proposal to elect Michael Bornak, Norman J. Rice, III and Norman P. Taffe as Class I directors .

		FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW
Nominees:	Michael Bornak Norman J. Rice, III Norman P. Taffe	[ ]	[ ]	[ ] ________________ ________________ ________________
STARBOARD INTENDS TO USE THIS PROXY TO VOTE “FOR ALL NOMINEES”, WHICH INCLUDES MESSRS. BORNAK, RICE AND TAFFE.

THERE IS NO ASSURANCE THAT ANY OF THE CANDIDATES WHO HAVE BEEN NOMINATED BY THE COMPANY WILL SERVE AS DIRECTORS IF ANY OF OUR NOMINEES ARE ELECTED.

NOTE: IF YOU DO NOT WISH FOR YOUR SHARES TO BE VOTED “FOR” A PARTICULAR NOMINEE, MARK THE “FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW” BOX AND WRITE THE NAME(S) OF THE NOMINEE(S) YOU DO NOT SUPPORT ON THE LINE BELOW.  YOUR SHARES WILL BE VOTED FOR THE REMAINING NOMINEE(S).

2.	To increase the number of shares authorized under the Amended and Restated 1993 Employee Purchase Plan by 500,000 shares.

☐FOR	☐AGAINST	☐ ABSTAIN

3.	To increase the number of shares authorized under the Amended and Restated 2012 Equity Incentive Plan by 1,100,000 shares.

☐FOR	☐AGAINST	☐ABSTAIN

4.	To ratify the selection of Kost Forer Gabbay & Kasierer as the Company’s independent auditors for fiscal 2013.

☐FOR	☐AGAINST	☐ABSTAIN

5.	To hold an advisory vote to approve the Company’s named executive officer compensation.

☐FOR	☐AGAINST	☐ABSTAIN

6.	To adjourn or postpone the Annual Meeting, as necessary.

☐FOR	☐AGAINST	☐ABSTAIN

DATED:  ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN.  EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.  PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.